EXHIBIT 13

                       [CHEMICAL BANK LETTERHEAD]





March 21, 1996


Participants in the Guardsman Products, Inc. Dividend Reinvestment Plan

Dear Stockholder:

On March 4, 1996, Guardsman Products, Inc. entered into a Definitive Agreement pursuant to which Lilly Industries, Inc. will acquire all of the outstanding common stock of Guardsman. Under the terms of the agreement, documents outlining the tender offer were sent to all applicable shareholders on or about March 11, 1996. Pending the completion of the proposed merger, the Company has terminated the Guardsman Products, Inc. Dividend Reinvestment Plan, as provided for in the plan documents. Accordingly, the enclosed check represents the refund of any voluntary contributions which you may have recently made for the purchase of additional shares of Guardsman Products, Inc. Common Stock, or the return of your original check. In addition, you will receive, within the next few days, stock certificates for any shares you currently hold in the plan with instructions on how to tender the shares.

Thank you very much for your interest and support of Guardsman.

Sincerely,

/s/ Jeffrey M. Suerth

Jeffrey M. Suerth
Vice President, Secretary